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                              December 1, 2021

       Joe Beery
       Chief Executive Officer
       LunaDNA, LLC
       10070 Mesa Rim Road
       San Diego, California 92121

                                                        Re: LunaDNA, LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 3
                                                            Filed November 19,
2021
                                                            File No. 024-10903

       Dear Mr. Beery:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed November 19, 2021

       Part I
       Item 2. Issuer Eligibility, page 1

   1. We note that you did not timely file your most recent Form 1-K and Form 1-SA. In your response letter, please
tell us whether or not the Company sold any securities during the time the Company was
not current with respect to its annual and semiannual filings.
                                                        Refer to Rule
251(d)(3)(i)(F). Please also provide a brief analysis as to whether the failure to timely file
these reports affects the Company's eligibility under Rule 251(b)(7)
                                                        of Regulation A.
 Joe Beery
FirstName
LunaDNA,LastNameJoe     Beery
           LLC
Comapany1,
December  NameLunaDNA,
             2021          LLC
December
Page 2    1, 2021 Page 2
FirstName LastName
Part II
Offering Circular, page 5

2. You state that your limited liability company has issued 361,942 shares pursuant to its operating agreement. In Items 1 and 4 of Part I you also list 361,942 as the number of securities you have outstanding, while on page 5 of your offering circular you state that with respect to your offering you have issued 358,070 shares with an additional 449,923 earned but not yet issued. Elsewhere, on page 21, you state that you have issued 358,070 shares in your company and, on page 42, you state that no shares are outstanding.
         Please clarify the number of shares outstanding and the number of shares being offered pursuant to your offering statement. If you intend to sell unsold securities covered by your earlier offering statement or to resell outstanding securities, please revise the cover page of your offering circular to identify the amount of such securities being included. Refer to Rule 251(d)(3)(i)(F) of Regulation A and Item 1 of Part II to Form 1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Patrick Faller, Staff Attorney, at (202) 551-4438, or Joshua Shainess,
Legal Branch Chief, at (202) 551-7951 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      John D. Tishler